UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES CAPPED CASH TENDER OFFERS FOR PART OF ITS 3.375% NOTES DUE 2028, 3.750% NOTES DUE 2030 AND 6.500% NOTES DUE 2040

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES CAPPED CASH TENDER OFFERS FOR PART OF ITS 3.375% NOTES DUE 2028, 3.750% NOTES DUE 2030 AND 6.500% NOTES DUE 2040

Please refer to the attached announcement for further information. AngloGold Ashanti Holdings plc is a direct, wholly-owned subsidiary of AngloGold Ashanti plc.

ENDS

London, Denver, Johannesburg

30 March 2026

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES CAPPED CASH TENDER OFFERS FOR PART OF ITS 3.375% NOTES DUE 2028, 3.750% NOTES DUE 2030 AND 6.500% NOTES DUE 2040
AngloGold Ashanti Holdings plc (the “Offeror”), a company incorporated under the laws of the Isle of Man, announces today the offers to purchase for cash the outstanding series of its (i) 3.375% notes due 2028 (the “2028 Notes”), (ii) 3.750% notes due 2030 (the “2030 Notes”) and (iii) 6.500% notes due 2040 (the “2040 Notes” and together with the 2028 Notes and the 2030 Notes, the “Notes”), issued by the Offeror and guaranteed by AngloGold Ashanti plc, a company incorporated under the laws of England and Wales (“AGA”) (the “Offers”) in accordance with the acceptance priority levels set forth in the table below (the “Acceptance Priority Levels”), with “1” being the highest Acceptance Priority Level and “3” being the lowest Acceptance Priority Level, subject to an aggregate purchase price (exclusive of Accrued Interest (as defined below)) for the 2040 Notes that does not exceed $50,000,000 (as such amount may be increased or decreased by the Offeror, the “Sub-Cap”), and for an aggregate purchase price (exclusive of Accrued Interest) for all series of Notes of up to $650,000,000 (as such amount may be increased or decreased by the Offeror, the “Aggregate Cap”). Subject to the Aggregate Cap and the Sub-Cap, the amount of a series of Notes that is purchased in the relevant Offer on the Early Settlement Date or Final Settlement Date (each as defined below), as applicable, will be based on the Acceptance Priority Level for such series of Notes and will be subject to the proration arrangements applicable to the Offers. The terms and conditions of the Offers are described in an offer to purchase dated March 30, 2026 (the “Offer to Purchase”).
Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.
Holders are advised to read carefully the Offer to Purchase for full details of, and information on the procedures for participating in, the Offers.
The following table sets forth certain information relating to pricing for the Offers.

Title of Security	ISIN / CUSIP	Principal Amount Outstanding	Maturity Date	Sub-Cap	Acceptance Priority Level	Reference U.S. Treasury Security	Fixed Spread (basis points)(1)	Bloomberg Reference Page	Early Tender Payment(2)
3.375% notes due 2028	US03512TAF84 / 03512TAF8	$750,000,000	November 1, 2028	N/A	1	UST 3.500% due March 15, 2029	50	FIT 1	$50
3.750% notes due 2030	US03512TAE10 / 03512TAE1	$700,000,000	October 1, 2030	N/A	2	UST 3.875% due March 31, 2031	50	FIT 1	$50
6.500% notes due 2040	US03512TAB70 / 03512TAB7	$300,000,000	April 15, 2040	$50,000,000(3)	3	UST 4.125% due February 15, 2036	140	FIT 1	$50

(1)    The applicable Total Consideration shall be calculated with reference to the Fixed Spread in respect of the relevant series of Notes set out above and includes the Early Tender Payment (each capitalized term, as defined below). Each Total Consideration will be calculated with reference to the relevant maturity date (or, as specified in the Offer to Purchase, the par call date) of the relevant Notes.
(2)    Per $1,000 principal amount of Notes validly tendered and received by Kroll Issuer Services Limited (the “Information & Tender Agent”) at or prior to the Early Tender Time (as defined below) and accepted for purchase (and subject to the applicable Minimum Authorized Denomination (as specified below)). The applicable Total Consideration, when calculated with reference to the Fixed Spread in respect of the relevant series of Notes set out above, already includes the Early Tender Payment. The applicable Late Tender Offer Consideration (as defined below) for Notes validly tendered and received by the Information & Tender Agent after the Early Tender Time but at or prior to the Expiration Time (as defined below) and accepted for purchase will be the applicable Total Consideration minus the Early Tender Payment.
(3)    The aggregate maximum purchase price payable (exclusive of Accrued Interest) for the 2040 Notes pursuant to the relevant Offer is subject to a Sub-Cap of $50,000,000.

The Offers

The Offeror will pay Total Consideration for each $1,000 principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase by the Offeror (subject to the applicable Minimum Authorized Denomination (as defined below)) calculated in accordance with the formula set out in the Offer to Purchase in a manner that will be equal to an amount (rounded to the nearest cent, with half a cent rounded upwards) that would reflect, as of the Early Settlement Date, a yield to the maturity date (or, as specified in the Offer to Purchase, the par call date) of such series of Notes equal to the sum of:

•the “Reference Yield” for such series of Notes, being the bid-side yield (rounded to the nearest 0.001% with 0.0005% being rounded upwards) on the Reference U.S. Treasury Security for such series of Notes calculated from the applicable bid-side price by the Dealer Managers (as defined below) in accordance with standard market practice as of the Tender Price Determination Time, as displayed for the Reference U.S. Treasury Security on the Reference Page set forth in the table above (in respect of each series of Notes, the “Reference U.S. Treasury Security”), plus

•the applicable fixed spread for such series of Notes as specified in the table above (the “Fixed Spread”).

The sum of the Fixed Spread and the Reference Yield is referred to as the “Yield.” Specifically, the Total Consideration for each series of Notes will equal (i) the value of all remaining payments of principal and interest on such series of Notes up to and including maturity date (or, as specified in the Offer to Purchase, the par call date) of such series of Notes discounted to the Early Settlement Date at a discount rate equal to the sum of (x) the Reference Yield for such series of Notes plus (y) the Fixed Spread for such series of Notes, minus (ii) Accrued Interest to the Early Settlement Date for such series of Notes.

For the applicable series of Notes, at the Tender Price Determination Time, if the Yield as determined in accordance with the Offer to Purchase is less than the contractual annual rate of interest for such series of Notes, then such Total Consideration will be calculated based on the par call date; if the Yield as determined in accordance with the Offer to Purchase is higher than or equal to the contractual annual rate of interest for such series of Notes, then such Total Consideration will be calculated based on the maturity date. For the avoidance of doubt, the Total Consideration with respect to the 2040 Notes will be calculated based on the maturity date because the 2040 Notes are not redeemable at par prior to their maturity under the terms of the 2040 Notes.

The Total Consideration in respect of each series of Notes, when calculated in the manner set out above, already includes the early tender payment of $50 per $1,000 principal amount of such Notes (the “Early Tender Payment”). To receive the applicable Total Consideration, which includes the Early Tender Payment, holders must validly tender and not validly withdraw their Notes so that they are received by the Information & Tender Agent at or prior to 5:00 p.m., New York City time, on April 13, 2026, unless extended (such time, as the same may be extended, the “Early Tender Time”). Holders that validly tender Notes which tender is received by the Information & Tender Agent following the Early Tender Time, but at or prior to the Expiration Time, and whose Notes are accepted for purchase, will receive only the applicable Late Tender Offer Consideration, which is an amount equal to the applicable Total Consideration minus the Early Tender Payment.

In addition to the relevant Late Tender Offer Consideration or Total Consideration, as applicable, all Holders of Notes of a series accepted for purchase will also receive accrued and unpaid interest on such series of Notes from the last interest payment date up to, but not including, the Early Settlement Date or the Final Settlement Date (as specified below), as applicable (the “Accrued Interest”).

Holders should be aware that the expected Final Settlement Date (expected to be May 1, 2026) coincides with a regular scheduled interest payment date for the 2028 Notes. As such, Accrued Interest on any 2028 Notes tendered after the Early Tender Time but before the Expiration Time and accepted for purchase by the Offeror will be paid pursuant to the usual payment process in the ordinary course of business and not in the context of the applicable Offer for such Notes. As such, no Accrued Interest shall be payable pursuant to the applicable Offer in respect of the 2028 Notes tendered after the Early Tender Time but before the Expiration Time, unless the Final Settlement Date is amended to a date which is not a regular scheduled interest payment date for the 2028 Notes. Accrued interest on the 2030 Notes and the 2040 Notes will be paid on the regular interest payment dates for such series of Notes (including, April 1, 2026 with respect to the 2030 Notes and April 15, 2026 with respect to the 2040 Notes) in accordance with the terms of such Notes and pursuant to the usual payment process in the ordinary course of business, and in the context of the applicable Offer, in accordance with the terms of the Offer to Purchase.

Holders of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Time and that are accepted for purchase will receive the applicable Total Consideration plus Accrued Interest on the Early Settlement Date (subject to the right of the Offeror to extend the Early Tender Time and delay the acceptance of Tender Instructions as set out in the Offer to Purchase). The Early Settlement Date will be promptly following the Early Tender Time and is expected to be April 16, 2026, the third business day after the Early Tender Time. Holders of Notes that are validly tendered following the Early Tender Time but at or prior to the Expiration Time and that are accepted for purchase will receive the applicable Late Tender Offer Consideration plus Accrued Interest on the Final Settlement Date (subject to the right of the Offeror to extend the Expiration Time and delay the acceptance of Tender Instructions as set out in the Offer to Purchase). The Final Settlement Date will be promptly following the Expiration Time and is expected to be May 1, 2026, the third business day after the Expiration Time.

Tender Instructions must be submitted in respect of a principal amount of Notes of no less than the Minimum Authorized Denomination and may be submitted in respect of integral multiples of $1,000 above such Minimum Authorized Denomination. The “Minimum Authorized Denomination” is $200,000 for the 2028 Notes and the 2030 Notes and $1,000 for the 2040 Notes.

Subject to the Aggregate Cap, the Sub-Cap, the proration arrangements applicable to the Offers and subject to the satisfaction or waiver of the Conditions to the Offers, all Notes validly tendered on or prior to the Early Tender Time having a higher Acceptance Priority Level (with “1” being the highest Acceptance Priority Level and “3” being the lowest Acceptance Priority Level) will be accepted for purchase before any tendered Notes having a lower Acceptance Priority Level are accepted for purchase, and all Notes validly tendered after the Early Tender Time having a higher Acceptance Priority Level will be accepted for purchase before any Notes tendered after the Early Tender Time having a lower Acceptance Priority Level are accepted for purchase. However, subject to the Aggregate Cap and the Sub-Cap, Notes validly tendered on or prior to the Early Tender Time will be accepted for purchase in priority to any Notes tendered after the Early Tender Time even if such Notes tendered after the Early Tender Time have a higher Acceptance Priority Level than Notes tendered on or prior to the Early Tender Time.

The Offeror’s obligation to accept for purchase and to pay for Notes validly tendered pursuant to each Offer is subject to the satisfaction or waiver of the Conditions described in the Offer to Purchase. The Offers are not conditioned on any minimum amount of Notes being tendered. Subject to applicable law, the Offeror expressly reserves the right, in its sole discretion, to terminate any of the Offers with respect to the Notes if the conditions to the Offers are not satisfied.

If the Offeror is required to make an announcement relating to an extension of the Withdrawal Deadline, the Early Tender Time or the Expiration Time, an amendment or termination of the Offers, the results of proration of any series of Notes, or acceptance of the Notes of any series for purchase, the Offeror will do so as promptly as practicable and, in the case of an extension of the Expiration Time, no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. Announcements in connection with the Offers will be made by issuing a press release to a widely disseminated news or wire service. Copies of all announcements, notices and press releases will be available from the Information & Tender Agent. All documentation relating to the Offers, together with any updates, will also be available (subject to eligibility confirmation and registration) on the Offer Website https://deals.is.kroll.com/anglogoldashanti operated by the Information & Tender Agent for the purpose of the Offers.

A tender of Notes for purchase pursuant to the Offers should be made by the submission of a valid Tender Instruction. A separate Tender Instruction must be submitted on behalf of each beneficial owner of the Notes and in respect of each series of Notes. Tenders and instructions other than in accordance with the procedures set out in the Offer to Purchase will not be accepted.

INDICATIVE TIMETABLE
The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change.

Date and Time	Action
March 30, 2026	Commencement of the Offers

Offer to Purchase available from the Information & Tender Agent and on the Offer Website.

Offers announced through a press release to a recognized financial news service in the manner described under “Terms and Conditions of the Offers—Announcements” in the Offer to Purchase.

April 13, 2026, 5:00 p.m. (New York City time), unless extended	Early Tender Time

The deadline for Holders to validly tender Notes and for such tenders to be received by the Information & Tender Agent to be eligible for the applicable Total Consideration, which includes the Early Tender Payment, plus Accrued Interest.

The Offeror will issue a press release announcing the amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time. Notes tendered at or prior to the Early Tender Time will be subject to acceptance ahead of, and proration on a basis more favorable to, Notes tendered thereafter.

April 13, 2026, 5:00 p.m. (New York City time), unless extended	Withdrawal Deadline

The deadline for Holders to properly withdraw tenders of their Notes. If a tender of Notes is properly withdrawn, the Holder will not receive any consideration on the Early Settlement Date or the Final Settlement Date, as applicable (unless that Holder validly re-tenders such Notes and such re-tender is received by the Information & Tender Agent at or prior to the Early Tender Time or Expiration Time, as applicable, and the Notes are accepted by the Offeror).

April 14, 2026, 10:00 a.m. (New York City time), unless extended	Tender Price Determination Time

The time at which the Reference Yield, the applicable Total Consideration and the applicable Late Tender Offer Consideration with respect to each series of Notes validly tendered and accepted for purchase will be determined by the Dealer Managers.

The Offeror will issue a press release announcing the Reference Yield for each series of Notes, the applicable Total Consideration and Late Tender Offer Consideration for each such series of Notes, the amount of each series of Notes validly tendered and to be accepted for purchase on the Early Settlement Date and the details of proration, if any, as soon as practicable after the determination thereof.

Expected to be April 16, 2026	Early Settlement Date

The date on which the Offeror will deposit with DTC the amount of cash necessary to pay, and on which DTC will pay to each Holder whose Notes are accepted for purchase as at the Early Tender Time, the applicable Total Consideration, plus Accrued Interest, in respect of such Notes.

April 28, 2026, 5:00 p.m. (New York City time), unless extended	Expiration Time

The deadline for Holders to validly tender Notes and for such tenders to be received by the Information & Tender Agent to be eligible for the applicable Late Tender Offer Consideration, plus Accrued Interest.

The Offeror will, if applicable, issue a press release announcing the amount of each series of Notes validly tendered after the Early Tender Time and at or prior to the Expiration Time and the amount of each such series of Notes to be accepted for purchase as soon as reasonably practicable after the Expiration Time.

Expected to be May 1, 2026	Final Settlement Date

If applicable, the date on which the Offeror will deposit with DTC the amount of cash necessary to pay, and on which DTC will pay to each Holder whose Notes are accepted for purchase but have not been previously purchased, the applicable Late Tender Offer Consideration, plus Accrued Interest in respect of such Notes.

The Offeror expressly reserves the right, in its sole discretion, subject to applicable law, to (i) terminate any or all of the Offers and not accept for purchase any Notes of the relevant series tendered pursuant to any such Offer if any of the Conditions to any such Offer are not satisfied or waived, (ii) waive any and all of the Conditions to any Offer, (iii) extend the Early Tender Time or the Expiration Time with respect to any Offer, (iv) change the Withdrawal Deadline, the Early Settlement Date and/or the Final Settlement Date with respect to any Offer or (v) otherwise amend the other terms of any or all of the Offers, including increasing or decreasing the Aggregate Cap and/or the Sub-Cap and changing the Acceptance Priority Levels with respect to any of the series of Notes. In the event that any Offer is terminated or otherwise not completed, the Total Consideration or the Late Tender Offer Consideration, as applicable, and any Accrued Interest, relating to the Notes subject to such Offer will not be paid or become payable pursuant to the Offers, without regard to whether Holders have validly tendered their Notes (in which case such tendered Notes will be promptly returned to the Holders).

Holders of Notes are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the Offers.

FURTHER INFORMATION
Holders of Notes may access the Offer to Purchase (subject to eligibility confirmation and registration) at https://deals.is.kroll.com/anglogoldashanti.
Questions and requests for assistance in connection with the Offers may be directed to the Dealer Managers:

Citigroup Global Markets Limited
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom
Attention:
Liability Management Group
In Europe:
+44 20 7986 8969
In the United States:
Toll Free: +1 800 558 3745
Collect: +1 212 723 6106
Email:
liabilitymanagement.europe@citi.com
Goldman Sachs & Co. LLC 200 West Street New York, New York 10282 United States Attention: Liability Management Group Toll Free: +1 (800) 828-3182 Europe: +44 207 7744836 Email: Liabilitymanagement.eu@gs.com
Questions and requests for assistance in connection with the tender of Notes including requests for a copy of the Offer to Purchase may be directed to:

INFORMATION & TENDER AGENT
Kroll Issuer Services Limited
The News Building
3 London Bridge Street
London SE1 9SG
United Kingdom
Attention: Owen Morris
Telephone: +44 20 7704 0880
E-mail: anglogoldashanti@is.kroll.com
Offer Website: https://deals.is.kroll.com/anglogoldashanti

NOTICE AND DISCLAIMER

Subject to applicable law, the Offeror or any of its affiliates may, at any time and from time to time, acquire Notes, other than pursuant to the Offers, through open market or privately negotiated transactions, through tender offers, exchange offers, redemptions or otherwise, or the Offeror may redeem Notes pursuant to their terms to the extent that such Notes then permit redemption. Any future purchases of Notes may be on the same terms or on terms that are more or less favorable to Holders of Notes than the terms of the Offers, and could be for cash or other consideration.

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offers. If any Holder is in any doubt as to the action it should take or is unsure of the impact of the Offers, it is recommended to seek its own financial and legal advice, including as to any tax consequences, from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Notes in the Offers (or to validly withdraw any such tender). None of the Offeror, the Dealer Managers, the Information & Tender Agent or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders of Notes should participate in the Offers.

Cautionary Statement

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert mineral resource into mineral reserve and replace mineral reserves net of depletion from production and outlook of AGA’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AGA’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AGA’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AGA’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in AGA’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AGA’s annual report on Form 20-F for the year ended

December 31, 2025, which has been filed with the United States Securities and Exchange Commission (the “SEC”). These factors are not necessarily all of the important factors that could cause AGA’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AGA’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by the Offeror, the Dealer Managers and the Information & Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The Offer to Purchase and any other documents or materials relating to the Offers are only addressed to Holders where they would (if they were clients of the Offeror) be per se professional clients or per se eligible counterparties of the Offeror within the meaning of the rules of the Financial Conduct Authority (“FCA”). Neither the Offer to Purchase nor any other related documents or materials are addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on them. Recipients of the Offer to Purchase and any other documents or materials relating to the Offers should note that the Offeror is acting on its own account in relation to the Offers and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offeror or for providing advice in relation to the Offers.

This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are not being made and such documents have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase, and any other documents or materials relating to the Offers, is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may only be communicated to persons falling within the definition of investment professionals (as defined by Article 19(5) of the Financial Promotion Order) or persons who are within Article 43 of the Financial Promotion Order, and any other persons to whom they may otherwise lawfully be communicated under the Financial Promotion Order.

EEA

In the EEA, this announcement and the Offers will not, directly or indirectly, be made to, or for the account of, any person other than to qualified investors within the meaning of Article 2(e) of the Prospectus Regulation.

Neither this announcement nor the Offer to Purchase, nor any other documentation or material relating to the Offers, has been or will be submitted to a competent authority in the EEA for approval. Therefore, neither the Offer to Purchase nor any other documentation or material relating to the Offers qualify as an approved prospectus as meant in Article 6 of the Prospectus Regulation.
Accordingly, in the EEA, the Offers may not be made by way of an “offer of securities to the public” within the meaning of Article 2(d) of the Prospectus Regulation and the Offers may not be promoted and are not being made to, any person in the EEA (with the exception of “qualified investors” within the meaning of Article 2(e) in conjunction with Article 1(4)(a) of the Prospectus Regulation). This announcement, the Offer to Purchase and any other documentation or materials relating to the Offers (including memoranda, information circulars, brochures or similar documents) have not been forwarded or made available to, and are not being forwarded or made available to, directly or indirectly, any such person.

With regard to the EEA, this announcement and the Offer to Purchase have been transmitted only for personal use by the aforementioned qualified investors and only for the purpose of the Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or be transmitted to any other person in the EEA.

Belgium

None of this announcement, the Offer to Purchase or any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autorité des services marches financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offers may not be made in the Kingdom of Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Offer to Purchase or any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in the Kingdom of Belgium other than “qualified investors” in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account. This announcement and/or the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and/or Offer to Purchase may not be used for any other purpose or disclosed to any other person in the Kingdom of Belgium.

France

This announcement, the Offer to Purchase and any other documents or offering materials relating to the Offers may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article L.411-2 1° of the French Code monétaire et financier Article 2(e) of the Prospectus Regulation. The Offer to Purchase has not been and will not be submitted for clearance to the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.
The Offers are being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May

14, 1999, as amended (the “Issuers’ Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.

Holders or beneficial owners of the Notes that are located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

General

This announcement is for informational purposes only and shall not constitute an offer to buy, a solicitation to buy or an offer to sell any securities. The Offers are being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law. Please see the Offer to Purchase for certain important information on offer restrictions applicable to the Offers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 30 March 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary